FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

13 October 2003

Proposed Capital Reorganisation of Hanson PLC

Sanction of Scheme of Arrangement

At a hearing today, the High Court of Justice in England and Wales (the "High Court") sanctioned the proposed scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme") to introduce a new listed holding company, Hanson Building Materials PLC (which will be renamed "Hanson PLC" on the Scheme becoming effective).

Under the terms of the Scheme, all existing Hanson PLC ordinary shares will be cancelled and shareholders will receive one Hanson Building Materials PLC ordinary share for each existing Hanson PLC ordinary share held at the Scheme record time (which is expected to be 4.30 pm on 14 October 2003).

The Scheme is expected to become effective on 14 October 2003 and the Hanson Building Materials PLC ordinary shares are expected to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities at 8.00 am on 15 October 2003. The listing of existing Hanson PLC ordinary shares is expected to be cancelled by 8.00 am on 15 October 2003.

The High Court is expected to approve the reduction of capital of Hanson Building Materials PLC at a hearing on 20 October 2003. The reduction of capital is expected to become effective on 21 October 2003 whereupon the nominal value of a Hanson Building Materials PLC ordinary share will be reduced from GBP3.00 to GBP0.10.

For the purposes of this announcement all references to Hanson Building Materials PLC should be construed as references to the new Hanson PLC from 14 October 2003, the expected effective date of the Scheme.

Inquiries:

Hanson PLC

Justin Read

Tel: +44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 13, 2003